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Marisol Fernández

Investor Relations

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E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

MADECO S.A. ANNOUNCES CONSOLIDATED RESULTS FOR THE THIRD QUARTER 2004

(Santiago, Chile, November 5th, 2004) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced today its consolidated financial results in Chilean GAAP for the quarter ended September 30th, 2004. All figures are expressed in Chilean pesos as of September 30th, 2004, US dollar conversions expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$608.90) and UF1.00=Ch$17,190.78 as of September 30, 2004.

Madeco's Highlights

  The Company's revenues for the first nine month of 2004 amounted to Ch$248,035 million, an increase of about 32.3% versus Ch$187,459 million generated in the same period last year. The Company's consolidated EBITDA in the nine-month period of 2004 (Ch$28,823 million) increased 74.4% versus last year (Ch$16,528 million), primarily reflecting an improvement in the Wire and Cable, Brass Mills and Flexible Packaging business units. For the first nine months of 2004 net income of Madeco totaled Ch$7,688 million, a turnaround as compared to the Ch$5,627 million loss registered in the same period last year.

Consolidated Income Statement Highlights (Exhibits 1 & 2)

Revenues: Revenues generated in 3Q04 totaled Ch$85,305 million, a 40.0% increase versus the same period last year, reflecting higher revenues in the Wire and Cable, Brass Mills and Flexible Packaging units, partially offset by lower sales of the Aluminum Profiles unit.

Gross Income and Gross Margin: Gross income amounted to Ch$11,668 million, a 62.4% increase compared to Ch$7,184 million registered last year. The better performance resulted from a rise in the Wire and Cable, Brass Mills and Flexible Packaging units results, which were partially offset by a weaker performance in the Aluminum Profiles unit versus last year. In addition, gross margin grew 1.9 percentage points to 13.7% in 3Q04.

Operating Income and Operating Margin: The Company's operating income amounted to Ch$6,125 million, an improvement compared to Ch$1,763 million generated last year. The enhancement reflects increased commercial activity, improved productivity levels and the Company's efforts to maintain selling, general and administrative expenses at low levels. SG&A expenses as a percentage of net sales decreased from 8.9% to 6.5% due mainly to the Company's policy of cost reducing.

Non-Operating Results: The Company's non-operating loss in 3Q04 amounted to Ch$1,977 million versus the Ch$1,872 million registered the same period last year.

  Price-level restatement and translation losses: in 3Q04 amounted to a Ch$1,331 million gain, compared to a Ch$2,306 million gain registered in 3Q03. In the third quarter 2004 the Company registered a Ch$976 million gain and Ch$23 million loss due to currency translation losses net of hedges from Brazil and Argentina, respectively. In addition, the Company registered a Ch$178 million loss of price-level restatement.
  Other non-operating expenses: amounted to Ch$894 million in 3Q04 versus Ch$764 million in 3Q03. In 2004, non-operating expenses included primarily the depreciation expenses of assets in Argentina of Ch$383 million and the obsolescence and write-off of long-term assets of Ch$369 million.
  Net financial expenses: amounted to Ch$1,988 million in 3Q04, a decrease compared to Ch$3,219 million registered last year, due mainly to the Company's financial restructuring that resulted in both lower financial debt and a decline in interest rates.

Net Income: Net income before taxes in 3Q04 amounted to Ch$4,148 million, an improvement compared to a Ch$109 million loss obtained last year.

  The income tax in 3Q04 and 3Q03 amounted to Ch$987 million and Ch$445 million, respectively.
  The Company's minority interest primarily reflects the proportion of net income/loss corresponding to the minority shareholders of the Company's subsidiaries Alusa, Indeco and Indalum. The Company's minority interest loss in 3Q04 totaled Ch$253 million versus a Ch$93 million gain in 3Q03.

In conclusion, the Company's net income after taxes in 3Q04 amounted to Ch$2,909 million an improvement versus a Ch$461 million loss a year ago.

BUSINESS UNIT ANALYSIS (Exhibits 3 & 4)

The following discussion of the Company's four business units focuses on year-over-year performance for the third quarter period. The third quarter and first nine-month period results by business units are included in the exhibits following the text of this report.

Wire & Cable

Revenues in 3Q04 amounted to Ch$43,270 million, of which Ch$6,337 million are sales of copper rod and Ch$36,933 million are sales of wire and cable products. The 45.6 % increase in wire and cable sales were due mainly to a rise in sales from the four countries where the Company maintained operations. In the four countries, the Company increases its wire and cable prices in order to better reflect the increase of the main raw material costs. In Chile, volume sales increased 53.9%, reflecting a partial recovery on investment and construction. In Brazil, volume sales went 17.4% up as a result of higher sales of magnetic cables (due to export sales of Brazilian compressors), aluminum cables for energy companies and special cables for the naval industry. In Argentina, volume increased by 68.3% due to the Company's efforts to recover its market share historical levels and the slowly increase in the country's demand. In Peru, the growth in volume sales (4.0%) reflects higher export sales to Brazil (primarily aluminum thermo-stable cables). The increase of net sales was partially offset by the negative effect of the Chilean peso revaluation against the US dollar and its effects on the results from foreign subsidiaries (decreased the unit revenues in Ch$4,112 million). The Company's revenues in 3Q04 have to include the effect of the Chilean peso revaluation of total revenues accumulated during 2004 (negative in Ch$4,112 million). In June 2003 revenues from foreign subsidiaries are converted using the closing exchange rate US$1.00 = Ch$636.30, in September 2004, total revenues are converted using US$1.00 = Ch$608.90.

COGS amounted to Ch$37,947 million in 3Q04, a 37.2% increase versus Ch$27,639 million registered last year. The effect of the Chilean peso revaluation during the 3Q04 was a decrease of Ch$3,611 million in COGS. In 3Q04, the wire and cable products registered COGS for a total of Ch$31,864 million, a 36.8% increase versus last year due mainly to the Company's higher volume sales (21.4%), higher prices of the main raw materials (in Chilean peso terms copper went 47.6% up in 3Q04 versus 3Q03). Gross margin of the copper rod products decrease from 4.5% to 4.0% and gross margin of the wire and cable division grew 6.3 percentage points, from 7.3% to 13.7% in 3Q04.

SG&A expenses increased 4.3%, from Ch$2,592 million in 3Q03 and Ch$2,707 million in 3Q04. The SG&A expenses increase included the effect of the Chilean peso revaluation, that resulted in higher expenses of Ch$226 million. However, as a percentage of net sales SG&A expenses decreased 2.5 percentage points, from 8.7% to 6.2% in 3Q04.

Operating income amounted to a Ch$527 million loss in 3Q03 versus a Ch$2.616 million gain in 3Q04. During the 3Q04 the effect of the Chilean peso revaluation totaled a loss of Ch$276 million. The copper rod's operating margin slightly decrease from 4.4% to 3.8% and the wire and cable operating margin increased from -3.0% to 6.4% in 3Q04.

Brass Mills

Revenues in 3Q04 amounted to Ch$24,064 million, a 74.9% increase compared to Ch$13,759 million generated in 3Q03. The revenue increase reflects higher volume sales of 32.3% and an increase in average prices to reflect raw material price increases, partially offset by the effect of the Chilean peso revaluation (Ch$168 million). In Chile, volume sales went 32.0% up as a result of higher sales of copper pipes and sheets due to the economic activity in the country. In Argentina, volume sales increased 5.0% reflecting a controlled and sustained growth of local operations. In addition, volume sales of coin blank increased 71.3% as a consequence of exports to Denmark and Thailand; however, as a consequence of diminished demand of coin blanks products, the Company decided to minimize its operations in October 2004.

COGS totaled Ch$20,825 million in 3Q04 a 69.7% increase compared to Ch$12,269 million due mainly to higher volume sales, increased price of raw materials in Chilean peso terms (copper price went 47.6% up, aluminum prices grew 19.0% and zinc prices increased 19.3%) and the revaluation of the Chilean peso against the US dollar (Ch$144 million).

SG&A expenses were Ch$1,167 million in 3Q04, a 12.0% increase versus Ch$1,042 million registered last year as a consequence of higher sales volume of 32.3% and the effect of the Chilean peso revaluation (Ch$6 million). On the other hand, SG&A expenses registered in the coin blank division decreased 15.8% as a result of lower payroll and lower uncollectible accounts, partially offset by higher severance indemnities.

Operating income more than quadrupled last year's figures, from Ch$448 million in 3Q03 to Ch$2,072 million in 3Q04. The effect of the Chilean peso revaluation in 3Q04 was a loss of 19 million. Operating margin grew 5.3 percentage points, from 3.3% to 8.6%.

Flexible Packaging

Revenues for 3Q04 were Ch$11,560 million in 3Q04 a 5.4% increase versus last year (Ch$10,967 million). The net sale growth reflects an 6.3% volume sales increase due mainly to higher sales in both Chile and Argentina as well as export sales, partially offset by lower prices in Chilean pesos in Chile and Argentina and the effect of the Chilean peso revaluation that resulted in losses of Ch$346 million.

COGS increased by 8.7%, from Ch$9,059 million to Ch$9,846 million due mainly to higher volume sales, the effect of the Chilean peso revaluation (Ch$144 million) and an increase in raw material costs during this quarter, which were partially offset by productivity improvements.

SG&A expenses totaled Ch$867 million in 3Q04, a 4.7% decrease versus last year.

Operating income decreased (-15.1%), from Ch$998 million in 3Q03 to Ch$847 million in 3Q04, which included the effect of the Chilean peso revaluation (Ch$32 million loss). Operating margin decrease 1.8 percentage points, from 9.1% to 7.3%.

Aluminum Profiles

Net sales in 3Q04 were Ch$6,411 million, a 1.9% decrease versus Ch$6,533 million generated last year. The revenue decline reflects lower volume sales of 8.2% due mainly to a limited production as a consequence of the union strike that resulted from the collective bargaining process that took place in July 2004.

COGS totaled Ch$5,018 million in 3Q04 a 4.7% increase versus the same period last year, due mainly to higher aluminum prices in Chilean peso terms, partially offset by lower volume sales.

SG&A expenses amounted to Ch$802 million in 3Q04, a 8.7% decline versus the previous year (Ch$878 million) as a consequence of organizational restructuring of last year.

Operating income totaled Ch$591 million in 3Q04 and Ch$860 million in 3Q03.

BALANCE SHEET ANALYSIS (EXHIBIT 7)

Assets: Total assets of the Company as of September 30, 2004, amounted to Ch$356,026 million, a 12.7% decrease. The main differences were:

  Current assets amounted to Ch$151,838 million a 11.1% decrease versus September 2003. The aforementioned was mainly due to a drop in other current assets after the use of available resources (Ch$37,039 million) to reduce liabilities and lower fixed assets held for sale registered in the short term (Ch$4,028 million). The decreased current assets were partially offset by higher accounts receivable (Ch$13,516 million) and higher inventories (Ch$10,223 million), as a result of increased commercial activity and higher raw material prices compared to 2003.
  Fixed assets totaled Ch$159,660 million in September 2004, a 13.9% drop versus the same period last year, as a consequence of the effect of the Chilean peso revaluation in the assets held in US$ dollars.
  Other assets were Ch$44,528 million in September 2004, a 13.4% decline versus September 2003. The other assets reduction includes the decline in the value in Ch$ of investments in foreign companies, the goodwill amortizations of the period and the write-off of Optel investment in December 2003.

Liabilities: Total liabilities of the Company as of September 30, 2004 were Ch$180,792 million, a 17.1% decrease versus the same period last year. The primary differences were:

  Bank Debt totaled Ch$109,179 million, a decline of about 11.1% versus September 2003. The decrease in banks debt reflects lower liabilities in the Company's subsidiaries expressed in Chilean peso terms.
  Bonds were Ch$33,459 million in September 2004 versus Ch$61,103 million as of September 2003. The 45.2% reduction in bond debt are the consequence of payments during 2003, on May 1, 2004 the Company paid the series C Bond (principal of UF1,377,000 and interest of UF42,045) and the payment made on June 15, 2004 of the series A Bond (principal of UF91,719 and interest of UF74,559).

Shareholders' Equity: Total Shareholders' Equity for the Company was Ch$164,529 million as of September 2004, a 7.0% decrease versus September 2003. The main differences were:

  Paid-in capital amounted to Ch$190,468 million by September 2004, which compares favorably versus Ch$189,579 million registered in September 2003. On July 1st, 2004, the Company sold in a public bid a total of 139 million shares at $41 each share, therefore Madeco received roughly Ch$5,697 million.
  Share-premium were Ch$37,141 million, a 9.1% increase versus last year due to the higher price obtained in the share issuance.
  Other reserves decreased from Ch$36,928 million in September 2003 to Ch$22,542 million in September 2004 due to the revaluation of the Chilean peso between both periods and its impact on equity according to the application of Technical Bulletin No.64 in connection with investments abroad.
  Retained earnings were a Ch$89,209 million loss in September 2004, a 4.5% increase versus last year; the retained loss increase reflects the Company's losses registered in December 2003, which was partially offset by gains in the period of Ch$7,688 million.

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Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.

Readers are cautioned not to place undue reliance on the forward looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.